FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending August 29, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




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SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: August 29, 2003                                          By: LORRAINE DAY
                                                             ------------------
                                                                   Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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28 August 2003


                               GlaxoSmithKline PLC

GlaxoSmithKline plc announces that today, in accordance with the authority granted by shareholders at the Annual General Meeting on 19 May 2003, it purchased for cancellation 385,000 of its ordinary shares at a price of 1219.5426p per share.

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                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


27 August 2003           Abacus (GSK) Trustees Limited, as trustee of the
                         GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 23,792 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                         Share Option Plan 1991.


The Company was advised of this transaction on 28 August 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

28 August 2003

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                       U.S. FDA APPROVES WELLBUTRIN XL
               (bupropion hydrochloride extended-release tablets)

Philadelphia, PA and London, 28th August 2003 - GlaxoSmithKline plc (LSE and NYSE:GSK) announced today that Wellbutrin XL(TM) (bupropion hydrochloride extended-release tablets) has been approved by the U.S. Food and Drug Administration (FDA) for the treatment of major depressive disorder in patients 18 years and older. Wellbutrin XL is the first once-daily norepinephrine and dopamine reuptake inhibitor (NDRI) for the treatment of depression. GlaxoSmithKline expects Wellbutrin XL to be available in pharmacies by mid-September.

Depressive illness affects approximately 14 million adults or 6.6 percent of the U.S. population in a given year. In the U.S. there is more than a 16 percent chance for an adult to develop major depressive disorder in his or her lifetime. Nearly two-thirds of people fail to get help for their depression, yet treatment can alleviate symptoms in more than 80 percent of cases.

"Wellbutrin XL builds on a strong foundation. Through the first half of 2003, our twice-daily formulation, Wellbutrin SR(R), has remained the number one prescribed antidepressant among U.S. psychiatrists," said Chris Viehbacher, President, US Pharmaceuticals, GlaxoSmithKline. "Yet we know that for many doctors twice-daily dosing is a major prescribing barrier. We are confident that the convenient once-daily dosing of Wellbutrin XL will be a welcome improvement for patients coping with depressive illness and for the physicians who are treating them."

Wellbutrin XL tablets have a two-layered coating designed to release drug slowly in the body. GlaxoSmithKline licensed the once-daily formulation of bupropion hydrochloride from Biovail Corporation in October 2001.


S M Bicknell
Company Secretary

28th August 2003

About GlaxoSmithKline:

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, GlaxoSmithKline cautions investors that any forward-looking statements or projections made by GlaxoSmithKline, including those made in this news release, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the GlaxoSmithKline group of companies, operations are described under Risk Factors in the Operating and Financial Review and Prospects in GlaxoSmithKline's Annual Report on Form 20-F for 2002, filed with the US Securities and Exchange Commission.


Enquiries:

UK Media enquiries:                    Martin Sutton            (020) 8047 5502
                                       David Mawdsley           (020) 8047 5502
                                       Chris Hunter-Ward        (020) 8047 5502

US Media enquiries:                    Nancy Pekarek             (215) 751 7709
                                       Mary Anne Rhyne           (919) 483 2839
                                       Patty Seif                (215) 751 7709

European Analyst/Investor enquiries:   Duncan Learmouth         (020) 8047 5540
                                       Anita Kidgell            (020) 8047 5542
                                       Philip Thomson           (020) 8047 5543

US Analyst/Investor enquiries:         Frank Murdolo             (215) 751 7002
                                       Tom Curry                 (215) 751 5419

                              Director's Interests

I give below details of changes in director's interests in the Ordinary Shares of GlaxoSmithKline plc.

              The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 29 August 2003, that as a result of movement in the fund on the 28 August 2003, the number of Ordinary Share ADRs held by the fund had decreased from 18,993,746 to 18,974,180 at an average price of $39.07.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

29 August 2003